                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )1



                           SYNERGISTIC HOLDINGS CORP.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    87159N105
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Robert Cohen, O.D.
                             1500 Hempstead Turnpike
                              East Meadow, NY 11554
                                  516-390-2204
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)



                                  June 2, 1997
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

               Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)
--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   87159N105                 SCHEDULE 13D
            ---------

-------------------------------------------------------------------------------
1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons
     Meadows Management, LLC
     I.R.S. Identification No. 11-3368291
-------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     a) [X]
     b) |_|

-------------------------------------------------------------------------------
3)   SEC Use Only
-------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)     WC
-------------------------------------------------------------------------------
5)   Check box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)  |_|
-------------------------------------------------------------------------------
6)   Citizenship or Place of Organization      New York
-------------------------------------------------------------------------------
     Number of Shares          7)   Sole Voting Power    1,250,000 shares
    Beneficially Owned
     By Each Reporting
        Person With
                            ---------------------------------------------------
                               8)  Shared Voting Power   ---
                            ---------------------------------------------------
                               9)  Sole Dispositive Power    1,250,000 shares
                            ---------------------------------------------------
                              10)  Shared Dispositive Power       ---
-------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned By Each Reporting Person
                                                              1,250,000 shares
-------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)   |_|
-------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)  10%
-------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)
                                                 OO (Limited Liability Company)
-------------------------------------------------------------------------------

CUSIP No.   87159N105             SCHEDULE 13D
            ---------

-------------------------------------------------------------------------------
1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons
     Robert Cohen, O.D.
-------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     a) [X]
     b) |_|

-------------------------------------------------------------------------------
3)   SEC Use Only
-------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)
-------------------------------------------------------------------------------
5)   Check box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)  |_|
-------------------------------------------------------------------------------
6)   Citizenship or Place of Organization      United States
-------------------------------------------------------------------------------
     Number of Shares          7)   Sole Voting Power    ---
    Beneficially Owned
     By Each Reporting
        Person With
                            ---------------------------------------------------
                               8)  Shared Voting Power   1,250,000 shares
                            ---------------------------------------------------
                               9)  Sole Dispositive Power         ---
                            ---------------------------------------------------
                              10)  Shared Dispositive Power   1,250,000 shares
-------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned By Each Reporting Person
                                                               1,250,000 shares
-------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)   |_|

-------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)  10%
-------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)     IN
-------------------------------------------------------------------------------

CUSIP No.   87159N105                SCHEDULE 13D
            ---------

-------------------------------------------------------------------------------
1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons
     Alan Cohen, O.D.
-------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     a) [X]
     b) |_|

-------------------------------------------------------------------------------
3)   SEC Use Only
-------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)
-------------------------------------------------------------------------------
5)   Check box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)  |_|
-------------------------------------------------------------------------------
6)   Citizenship or Place of Organization      United States
-------------------------------------------------------------------------------
     Number of Shares          7)   Sole Voting Power    ---
    Beneficially Owned
     By Each Reporting
        Person With
                            ---------------------------------------------------
                               8)  Shared Voting Power        1,250,000 shares
                            ---------------------------------------------------
                               9)  Sole Dispositive Power         ---
                            ---------------------------------------------------
                              10)  Shared Dispositive Power    1,250,000 shares
-------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned By Each Reporting Person
                                                               1,250,000 shares
-------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)   |_|

-------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)  10%
-------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)     IN
-------------------------------------------------------------------------------

CUSIP No.   87159N105                  SCHEDULE 13D
            ---------

-------------------------------------------------------------------------------
1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons
     Guardian Angel Management, Ltd.
     I.R.S. Identification No. 11-3381661
-------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     a) [X]
     b) |_|

-------------------------------------------------------------------------------
3)   SEC Use Only
-------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)     WC
-------------------------------------------------------------------------------
5)   Check box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)  |_|
-------------------------------------------------------------------------------
6)   Citizenship or Place of Organization      New York
-------------------------------------------------------------------------------
     Number of Shares          7)   Sole Voting Power        1,250,000 shares
    Beneficially Owned
     By Each Reporting
        Person With
                            ---------------------------------------------------
                               8)  Shared Voting Power   ---
                            ---------------------------------------------------
                               9)  Sole Dispositive Power     1,250,000 shares
                            ---------------------------------------------------
                              10)  Shared Dispositive Power       ---
-------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned By Each Reporting Person
                                                              1,250,000 shares
-------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)   |_|

-------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)  10%
-------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)     CO
-------------------------------------------------------------------------------

CUSIP No.   87159N105             SCHEDULE 13D
            ---------

-------------------------------------------------------------------------------
1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons
     Jonathan Pratt
-------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     a) [X]
     b) |_|

-------------------------------------------------------------------------------
3)   SEC Use Only
-------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)
-------------------------------------------------------------------------------
5)   Check box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)  |_|
-------------------------------------------------------------------------------
6)   Citizenship or Place of Organization      United States
-------------------------------------------------------------------------------
     Number of Shares          7)   Sole Voting Power          1,250,000 shares
    Beneficially Owned
     By Each Reporting
        Person With
                            ---------------------------------------------------
                               8)  Shared Voting Power   ---
                            ---------------------------------------------------
                               9)  Sole Dispositive Power      1,250,000 shares
                            ---------------------------------------------------
                              10)  Shared Dispositive Power       ---
-------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned By Each Reporting Person
                                                               1,250,000 shares
-------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)   |_|

-------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)  10%
-------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)     IN
-------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Preferred Stock (Series C), $0.01 par value per share, (the "Series C Preferred Stock") issued by Synergistic Holdings Corp. ("Synergistic Holdings" or the "Issuer") which is convertible into shares of common stock, $0.01 par value per share, of the Issuer (the "Common Stock"). The Issuer's principal executive offices are located at 50 Laser Court, Hauppauge, New York, 11788.

ITEM 2.  IDENTITY AND BACKGROUND.

         Meadows Management, LLC ("Meadows Management"), a New York limited liability company, provides management consulting services. Meadows Management maintains its principal office and its principal business operations at 1500 Hempstead Turnpike, East Meadow, New York, 11554. During the last five years, Meadows Management has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         Dr. Robert Cohen is a managing member of Meadows Management. Dr. Cohen serves as Chairman of the Board of Directors of Sterling Vision, Inc. His principal office is located at 1500 Hempstead Turnpike, East Meadow, New York, 11554. Dr. Robert Cohen is presently engaged in the retail and wholesale optical business. He also serves as President and a director of Cohen Fashion Optical, Inc., which currently maintains its principal office at 1500 Hempstead Turnpike, East Meadow, New York, 11554. During the last five years Dr. Cohen has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Dr. Robert Cohen is a United States citizen.

         Dr. Alan Cohen is a managing member of Meadows Management. Dr. Cohen serves as Vice-Chairman of the Board of Directors of Sterling Vision, Inc. His principal office is located at 1500 Hempstead Turnpike, East Meadow, New York, 11554. Dr. Alan Cohen is presently engaged in the retail and wholesale optical business. He also serves as a director and officer of Cohen Fashion Optical, Inc., which currently maintains its principal office at 1500 Hempstead Turnpike, East Meadow, New York, 11554. During the last five years Dr. Cohen has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Dr. Alan Cohen is a United States citizen.

         Guardian Angel Management, Ltd. ("Guardian Angel Management"), a New York corporation, provides management consulting services. Guardian Angel Management maintains its principal office and its principal business operations at 147 Redpoll Circle, North Hills, New York, 11577. During the last five years, Guardian Angel Management has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         Mr. Jonathan Pratt is the President, Chief Executive Officer, sole shareholder and director of Guardian Angel Management. His principal occupation is that of a management consultant. Mr. Pratt's principal office is located at 147 Redpoll Circle, North Hills, New York, 11577. During the last five years, Mr. Pratt has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Mr. Pratt is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         To effect the purchase of 25,000 shares of the Series C Preferred Stock, Meadows Management utilized $25,000.00 of its working capital. Guardian Angel Management subsequently utilized $12,500 of its working capital to purchase 12,500 shares of Series C Preferred Stock from Meadows Management for $12,500.

ITEM 4.  PURPOSE OF TRANSACTION

         For investment purposes, on June 2, 1997, Meadows Management entered into a Subscription Agreement (the "Subscription Agreement") with Synergistic Holdings pursuant to which Meadows Management paid Synergistic Holdings $25,000.00 in exchange for 25,000 shares of the Series C Preferred Stock. Meadows Management subsequently sold 12,500 shares of the Series C Preferred Stock to Guardian Angel Management for $12,500.

         Meadows Management and Guardian Angel Management, as holders of the Series C Preferred Stock, are entitled to convert, at any time, whole shares of Series C Preferred Stock into shares of the Common Stock as follows: each outstanding share of Series C Preferred Stock is convertible into one hundred
(100) fully-paid and non-assessable shares of Common Stock at a conversion price of $0.10 per share of Common Stock. In addition, Meadows Management and Guardian Angel Management, as holders of the Series C Preferred Stock, are also entitled to vote with holders of the Common Stock on all matters to be voted on by the Issuer's shareholders with each share of Series C Preferred Stock entitled to one hundred votes per share. At the next annual meeting of shareholders for Synergistic Holdings Corp., Meadows Management and Guardian Angel Management intend to vote together on any matters presented for a vote at the meeting.

         Pursuant to the Subscription Agreement, Synergistic Holdings has agreed to amend its Certificate of Incorporation to increase the number of shares of the Common Stock, which it is authorized to issue to have available a sufficient number of authorized shares of the Common Stock to issue upon conversion of the Series C Preferred Stock. Synergistic Holdings has further agreed that in the event that such amendment has not been approved of by the Issuer's Board of Directors and shareholders by December 31, 1997, Synergistic Holdings will pay Meadows Management $1,000,000.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.



         (a) and (b):


                                   Percent      Sole Voting       Shared Voting     Sole Disposition         Shared
                                  of Class         Power              Power               Power           Disposition
                                                                                                             Power
----------------------------------------------------------------------------------------------------------------------
Meadows Management                   10%        1,250,000(1)           ---            1,250,000(1)            ---
Dr. Robert Cohen                     10%            ---            1,250,000(2)            ---            1,250,000(2)
Dr. Alan Cohen                       10%            ---            1,250,000(3)            ---            1,250,000(3)
Guardian Angel Management            10%        1,250,000(4)           ---            1,250,000(4)            ___
Mr. Jonathan Pratt                   10%        1,250,000(5)           ---            1,250,000(5)            ___
----------------------------------------------------------------------------------------------------------------------


       (1)Represents shares of Common Stock to be acquired upon the conversion of 12,500 shares of Series C Preferred Stock owned by Meadows Management. See Item 4.
       (2)Dr. Robert Cohen is a managing member of Meadows Management. Dr. Cohen disclaims beneficial ownership of such shares.
       (3)Dr. Alan Cohen is a managing member of Meadows Management. Dr. Cohen disclaims beneficial ownership of such shares.
       (4)Represents shares of Common Stock to be acquired upon the conversion of 12,500 shares of Series C Preferred Stock owned by Guardian Angel Management. See Item 4.
       (5)Mr. Pratt is the sole shareholder and director of Guardian Angel Management. Mr. Pratt disclaims beneficial ownership of such shares.

         (c) No transaction in the Issuer's securities by any of the referenced persons have been effected during the past sixty (60) days.

         (d) None of the referenced persons know of any person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Sock set forth above.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Item 4.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A - Certificate of Designation

         Exhibit B - Subscription Agreement, dated June 2, 1997, between Synergistic Holdings Corp. and Meadows Management, LLC

         Exhibit C - Partial Assignment and Assumption of Subscription Rights, dated June 2, 1997, between Meadows Management, LLC and Guardian Angel Management, LTD

         Exhibit D - Joint Filing Agreement between Guardian Angel Management, LTD, Meadows Management, LLC, Robert Cohen, O.D., Alan Cohen, O.D., and Jonathan Pratt

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  ------------------                       MEADOWS MANAGEMENT, LLC
         Date

                                           By: /s/ Robert Cohen
                                               --------------------------------
                                               Name:      Robert Cohen, O.D.
                                               Title:     Managing Member



                                           GUARDIAN ANGEL MANAGEMENT, LTD


                                           By: /s/ Jonathan Pratt
                                               --------------------------------
                                               Name:      Jonathan Pratt
                                               Title:     President and CEO



                                               /s/ Robert Cohen
                                               --------------------------------
                                               Robert Cohen, O.D.


                                               /s/ Alan Cohen
                                               --------------------------------
                                               Alan Cohen, O.D.


                                               /s/ Jonathan Pratt
                                               --------------------------------
                                               Jonathan Pratt

                                   Exhibit "A"

                          CERTIFICATE OF DESIGNATION OF
                                 PREFERRED STOCK
                                       OF
                           SYNERGISTIC HOLDINGS CORP.


     Synergistic Holdings Corp. (the "Company"), a corporation organized and existing under the General Corporation Law of the State of Delaware,

     DOES HEREBY CERTIFY:

that, pursuant to authority conferred upon the Board of Directors by the Certificate of Incorporation of the Company, and pursuant to the provisions of
Section 151 of Title 8 of the Delaware Code of 1953, said Board of Directors, adopted a resolution providing for the issuance of a series of shares of Series C Preferred Stock, which resolution is as follows:

     RESOLVED, that pursuant to the authority vested in the Board of Directors of the Company in accordance with the provisions of its Certificate of Incorporation, a series of Preferred Stock of the Company be and hereby is created, such series of Preferred Stock to be designated Series C Preferred Stock, to consist of shares of the par value of $.01 per share, and shall possess the rights and preferences set forth below:

     Section 1. Designation and Amount. The shares of such series shall have a par value of $.01 per share and shall be designated as Preferred Stock (Series
C) (the "Series C Preferred Stock") and the number of shares constituting the Series C Preferred Stock shall be Twenty Five Thousand (25,000). The Series C Preferred Stock shall be issued for and shall be deemed to have an original issue price per share of $1.00 per share.

     Section 2. Rank. The Series C Preferred Stock shall rank: (i) prior to all of the Company's common stock, $.01 par value per share (the "Common Shares");
(ii) prior to any class or series of capital stock of the Company hereafter created not specifically ranking by its terms senior to or on parity with any Preferred Stock of whatever subdivision (collectively, with the Common Shares, "Junior Securities"); and (iii) on parity with any class or series of capital stock of the Company hereafter created specifically ranking by its terms on parity with the Series C Preferred Stock ("Parity Securities") in each case as to distributions of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (all such distributions being referred to collectively as "Distributions").

     Section 3. Dividends. The Series C Preferred Stock will not bear dividends.

     Section 4.  Liquidation Preference.
                 ----------------------

      (a) In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series C Preferred Stock (the "Holders") shall be entitled to receive, prior in preference to any distribution to Junior Securities but in parity with any distribution to Parity Securities, an amount per share equal to the original preferred stock issue price. If upon the occurrence of such event, and after payment in full of the preferential amounts with respect to the Senior Securities, the assets and funds available to be distributed among the Holders of the Series C Preferred Stock and Parity Securities shall be insufficient to permit the payment to such Holders of the full preferential amounts due to the Holders of the Series C Preferred Stock and the Parity Securities, respectively, then the entire assets and funds of the Company legally available for distribution shall be distributed among the Holders of the Series C Preferred Stock and the Parity Securities, pro rata, based on the respective liquidation amounts to which each such series of stock is entitled by the Company's Certificate of Incorporation and any certificate(s) of designation relating thereto.

      (b) Upon the completion of the distribution required by Section 4(a), if assets remain in this Company, they shall be distributed to holders of Junior Securities in accordance with the Company's Certificate of Incorporation including any duly adopted certificate(s) of designation.

      (c) At each Holder's option, a sale, conveyance or disposition of all or substantially all the assets of the Company to a private entity, the common stock of which is not publicly traded, shall be deemed to be a liquidation, dissolution or winding up within the meaning of this Section 4; provided, however, that an event described in the prior clause that the Holder does not elect to treat as a liquidation and a consolidation, merger, acquisition, or other business combination of the Company with or into any other company or companies shall not be treated as a liquidation, dissolution or winding up within the meaning of this Section 4 (a Holder who elects to have the transaction treated as a liquidation is herein referred to as a "Liquidating Holder").

      (d) Prior to the closing of a transaction described in Section 4(c) which would constitute a liquidation event, the Company shall either (i) make all cash distributions it is required to make to the Liquidating Holders pursuant to the first sentence of Section 4(a), (ii) set aside sufficient funds from which the cash distributions required to be made to the Liquidating Holders can be made, or (iii) establish an escrow or other similar arrangement with a third party pursuant to which the proceeds payable to the Company from a sale of all or substantially all the assets of the Company will be used to make the liquidating payments to the Liquidating Holders immediately after the consummation of such sale. In the event that the Company has not fully complied with either of the foregoing alternatives, the Company shall either: (x) cause such closing to be postponed until such cash distributions have been made, or (y) cancel such transaction, in which event the rights of the Holders or other arrangements shall be the same as existing immediately prior to such proposed transaction.

      Section 5. Conversion. The record Holders of the Series C Preferred Stock shall have conversion rights as follows:

      (a) Right to Convert. Each record Holder of Series C Preferred Stock shall be entitled to convert whole shares of Series C Preferred Stock into Common Shares issuable upon conversion of the Series C Preferred Stock, as follows: each outstanding share of Series C Preferred Stock is convertible at any time into one hundred (100) fully-paid and non-assessable Common Shares of the Company (the "Conversion Rate") at a price of $0.10 per Common Share (the "Conversion Price").

      (b) In addition to the method of payment set forth in Section 5(a) and in lieu of any cash payment required thereunder, each record Holder of the Series C Preferred Stock shall be entitled to convert whole shares of Series C Preferred Stock into Common Shares issuable upon conversion of the Series C Preferred Stock as follows: by the surrender of shares of Series C Preferred Stock in exchange for the number of Common Shares equal to the product of (x) the number of Common Shares as to which the Series C Preferred Stock is being tendered, multiplied by (y) a fraction, the numerator of which is the Market Price (as defined in Section 5(c) hereof) of the Common Shares minus the Conversion Price of the Common Shares and the denominator of which is the Market Price per Common Share. Solely for the purposes of this Section 5, Market Price shall be calculated (i) on the date on which the Notice of Conversion (as defined herein) is deemed to have been sent to the Company pursuant to Section 5(d) hereof ("Notice Date") or (ii) as the average of the Market Price for each of the five trading days immediately preceding the Notice Date, whichever of (i) or (ii) results in a greater Market Price.

      (c) As used herein, the phrase "Market Price" of the Common Shares at any date shall be deemed to be the closing asked price, or, in case no such closing asked price is available, the average of the last reported closing asked prices for the last three (3) trading days, in either case as officially reported by the principal securities exchange on which the Common Shares are listed or admitted to trading or by the Nasdaq National Market or the Nasdaq Small Cap, or if the Common Shares are not listed or admitted to trading on any national securities exchange or by the Nasdaq National Market or the Nasdaq Small Cap Market, then Market Price shall mean the quotation provided by the OTC Bulletin Board. If the Market Price of the Common Shares cannot be determined, the Market Price of the Common Shares shall be determined in good faith (using customary valuation methods) by resolution of the members of the Board of Directors of the Company, based on the best information available to it.

      (d) Mechanics of Conversion. In order to convert Series C Preferred Stock into full Common Shares, the Holder shall (i) fax, on or prior to 6:00 p.m., New York City time on the Date of Conversion, a copy of a fully executed notice of conversion ("Notice of Conversion") to the Company at the office of the Company or to the Company's designated transfer agent (the "Transfer Agent") for the Series C Preferred Stock stating that the Holder elects to convert, which notice shall specify the date of conversion and the number of shares of Series C Preferred Stock to be converted, (ii) with respect to Section 5(a) surrender to a common courier for either overnight or two-day delivery to the office of the Company or the Transfer Agent a certified or bank cashier's check payable to the order of the Company, in an amount equal to the product of the Conversion Price and the number of Common Shares for which holder of the Series C Preferred Stock is requesting, and (iii) surrender to a common courier for either overnight or two (2) day delivery to the office of the Company or the Transfer Agent, the original certificates representing the Series C Preferred Stock being converted, and with respect to
Section 5(a) the Series C Preferred Stock being tendered, (the "Series C Preferred Stock Certificates"), duly endorsed for transfer, provided, however, that the Company shall not be obligated to issue certificates evidencing the Common Shares issuable upon such conversion unless the Series C Preferred Stock Certificates are delivered to the Company or the Transfer Agent as provided above, or the Holder notifies the Company or the Transfer Agent that such certificates have been lost, stolen or destroyed (subject to the requirements of subparagraph (i) below).

         (i) Lost or Stolen Certificates. Upon receipt by the Company of evidence of the loss, theft, destruction or mutilation of any Series C Preferred Stock Certificates representing shares of Series C Preferred Stock, and (in the case of loss, theft or destruction) of indemnity or security reasonably satisfactory to the Company, and upon surrender and cancellation of the Series C Preferred Stock Certificate(s), if mutilated, the Company shall execute and deliver new Series C Preferred Stock Certificate(s) of like tenor and date.

                  However, the Company shall not be obligated to re-issue such lost or stolen Series C Preferred Stock Certificates if Holder contemporaneously requests the Company to convert such Series C Preferred Stock into Common Shares.

         (ii) Delivery of Common Shares Upon Conversion. The Company no later than 6:00 p.m. (New York City time) on the third (3rd) business day after payment of the Conversion Price, if applicable, and receipt by the Company or its Transfer Agent of all necessary documentation duly executed and in proper form required for conversion, including the original Series C Preferred Stock Certificates to be converted or tendered (or after provision for security or indemnification in the case of lost, stolen or destroyed certificates, if required), shall issue and deliver to the Holder as shown on the stock records of the Company a certificate for the number of Common Shares to which the Holder shall be entitled as aforesaid.

         (iii) No Fractional Shares. If any conversion of the Series C Preferred Stock would create a fractional Common Share or a right to acquire a fractional Common Share, such fractional share shall be disregarded and the number of Common Shares issuable upon conversion, in the aggregate, shall be the next higher number of shares.

         (iv) Date of Conversion. The date on which conversion occurs (the "Date of Conversion") shall be deemed to be the date such Notice of Conversion is faxed to the Company or the Transfer Agent, as the case may be, provided an advance copy of the Notice of Conversion is faxed to the Company on or prior to 6:00 p.m, New York City time, on the Date of Conversion. The original Series C Preferred Stock Certificates representing the shares of Series C Preferred Stock to be converted or tendered shall be surrendered by depositing such certificates with a common courier for either overnight or two (2) day delivery, as soon as possible following the Date of Conversion. The person or persons entitled to receive the shares of Common Shares issuable upon such conversion shall be treated for all purposes as the record Holder or Holders of such Common Shares on the Date of Conversion.

     Section 7. Voting Rights. The Holders of the Series C Preferred Stock shall be entitled to vote with holders of the Common Shares on all matters to be voted on by the Company's shareholders with each share of Series C Preferred Stock entitled to one hundred votes per share. Holders of the Series C Preferred Stock shall be entitled to notice of all shareholders meetings or written consents with respect to which they would be entitled to vote, which notice would be provided pursuant to the Company's by-laws and applicable statutes.

     To the extent that under Delaware Law the vote of the Holders of the Series C Preferred Stock, voting separately as a class, is required to authorize a given action of the Company, the affirmative vote or consent of the Holders of at least a majority of the shares of the Series C Preferred Stock, represented at a duly held meeting at which a quorum is present or by written consent of a majority of the shares of Series C Preferred Stock (except as otherwise may be required under Delaware Law) shall constitute the approval of such action by the class. To the extent that under Delaware Law the Holders of the Series C Preferred Stock are entitled to vote on a matter with holders of Common Shares, voting together as one (1) class, each share of Series C Preferred Stock shall be entitled to a number of votes equal to the number of Common Shares into which it is then convertible using the record date for the taking of such vote of stockholders as the date as of which the Conversion Rate is calculated. Holders of the Series C Preferred Stock also shall be entitled to notice of all shareholder meetings or written consents with respect to which they would be entitled to vote, which notice would be provided pursuant to the Company's by-laws and applicable statutes.

     Section 8. Protective Provision. So long as shares of Series C Preferred Stock are outstanding, the Company shall not without first obtaining the approval (by vote or written consent, as provided by Delaware Law) of the Holders of at least sixty-six and two-thirds percent (66 2/3%) of the then outstanding Series C Preferred Stock, and at least sixty-six and two-thirds percent (66 2/3%) of the then outstanding Holders:

     (a) alter or change the rights, preferences or privileges of the Series C Preferred Stock or any Senior Securities so as to affect adversely the Series C Preferred Stock;

     (b) create any new class or series of stock having a preference over the Series C Preferred Stock or increase the size of the authorized number of Series C Preferred Stock; or

     (c) do any act or thing not authorized or contemplated by this Certificate of Designation which would result in taxation of the holders of shares of the Series C Preferred Stock under Section 305 of the Internal Revenue Code of 1986, as amended (or any comparable provision of the Internal Revenue Code as hereafter from time to time amended).

     Section 9. Status of Converted Stock. In the event any Series C Preferred Stock shall be converted or tendered pursuant to Section 5 hereof, the shares so converted or tendered shall be canceled, shall return to the status of authorized but unissued Preferred Shares of no designated series, and shall not be issuable by the Company as Series C Preferred Stock.

     Section 10. Preference Rights. Nothing contained herein shall be construed to prevent the Board of Directors of the Company from issuing one (1) or more series of Series C Preferred Shares with liquidation preferences junior to or in parity with liquidation preferences of the Series C Preferred Stock.





Signed on June 2, 1997

                                       /s/ Salvatore Crimi
                                       ----------------------------------------
                                       Salvatore Crimi, Chief Executive Officer

Attest:

/s/ Angelo Crimi
-----------------------
Angelo Crimi, Secretary

                                   Exhibit "B"

                          REGISTRATION RIGHTS AGREEMENT


         This REGISTRATION RIGHTS AGREEMENT (the "Agreement") is made and entered into as of the 2nd day of June, 1997, by and between Synergistic Holdings Corp., a Delaware corporation (the "Company"), and Meadows Management, LLC (the "Shareholders").

                                 R E C I T A L S
                                 - - - - - - - -

         WHEREAS, the Shareholders are acquiring 25,000 shares of Series C Preferred Stock par value $.01 per share of the Company (the "Convertible Stock") at a price of $1.00 per share, pursuant to the terms at a subscription agreement by and between the Company and the shareholders, dated as of June 2, 1997 (the "Agreement") which shares of Convertible Stock are convertible into shares of common stock, par value $.01 per share of the Company (the "Shares") at a conversion rate of one hundred Shares for each share of Convertible Stock. The Shareholders of the Series C Preferred Stock shall be entitled to convert whole shares of Series C Preferred Stock into shares of the Company's common stock, $.01 par value per share, issuable upon conversion of the Series C Preferred Stock, as follows: each outstanding share of Series C Preferred Stock is convertible at any time into one hundred (100) fully-paid and non-assessable Shares of the Company at a price of $.10 per common share.


         WHEREAS, the Company desires to grant to the Shareholders certain registration rights relating to the Shares and the Shareholder desires to obtain such registration rights, subject to the terms and conditions set forth herein.

         NOW, THEREFORE, in consideration of the mutual premises, representations, warranties and conditions set forth in this Agreement, the parties hereto, intending to be legally bound, hereby agree as follows:

                  1. Definitions and References. For purposes of this Agreement, in addition to the definitions set forth above and elsewhere herein, the following terms shall have the following meanings:

                         (a) The term "Commission" shall mean the Securities and
                  Exchange Commission and any successor agency.

                         (b) The terms "register", "registered" and
                  "registration" shall refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the 1933 Act (as herein defined) and the declaration or ordering of effectiveness of such registration statement or document.

                         (c) For purposes of this Agreement, the term
                  "Registrable Stock" shall mean (i) the Shares, (ii) any shares of the common stock of the Company, par value $.01 per share (the "Common Stock") issued as (or issuable upon the conversion or exercise of any warrant, right, option or other convertible security which is issued as) a dividend or other distribution with respect to, or in exchange for, or in replacement of, the Shares, and (iii) any Common Stock issued by way of a stock split of the Shares. For purposes of this Agreement, any Registrable Stock shall cease to be Registrable Stock when (w) a registration statement covering such Registrable Stock has been declared effective and such Registrable Stock has been disposed of pursuant to such effective registration statement, (x) such Registrable Stock is sold pursuant to Rule 144 (or any similar provision then in force) under the 1933 Act, (y) such Registrable Stock has been otherwise transferred, no stop transfer order affecting such stock is in effect and the Company has delivered new certificates or other evidences of ownership for such Registrable Stock not bearing any legend indicating that such shares have not been registered under the 1933 Act, or (z) such Registrable Stock is sold by a person in a transaction in which the rights under the provisions of this Agreement are not assigned.

                         (d) The term "Holder" shall mean the Shareholders or
                  any transferee or assignee thereof to whom the rights under this Agreement are assigned in accordance with Section 10 hereof, provided that the Shareholders or such transferee or assignee shall then own the Registrable Stock.

                         (e) The term "1933 Act" shall mean the  Securities  Act
                  of 1933, as amended.

                         (f) An "affiliate of such Holder" shall mean a person
                  who controls, is controlled by or is under common control with such Holder, or the spouse or children (or a trust exclusively for the benefit of the spouse and/or children) of such Holder, or, in the case of a Holder that is a partnership, its partners.

                         (g) The term "Person" shall mean an individual,
                  corporation, partnership, trust, limited liability company, unincorporated organization or association or other entity, including any governmental entity.

                         (h) The term "Requesting Holders" shall mean a Holder
                  or Holders of in the aggregate of at least a majority of the Registrable Stock.

                         (i) References in this Agreement to any rules,
                  regulations or forms promulgated by the Commission shall include rules, regulations and forms succeeding to the functions thereof, whether or not bearing the same designation.

                  2.     Demand Registration.

                         (a) Commencing at any time six months after the date
                  hereof and expiring five (5) years from the date hereof the Holders representing a majority of Registrable Stock shall have the right, exercisable by written notice to the Company, to have the Company prepare and file with the Commission, a registration statement and such other documents, including a prospectus, as may be necessary in other opinion of both counsel for the Company and counsel for the holders, in order to comply with the provisions of the 1933 Act, so as to permit a public offering and sale by such holders of the Registrable Stock. In such event, the Company shall (x) within ten (10) days thereafter notify in writing all other Holders of Registrable Stock of such request, and (y) use its best efforts to cause to be registered under the 1933 Act all Registrable Stock that the Requesting Holders and such other Holders have, within thirty (30) days after the Company has given such notice, requested be registered. The Requesting Holders shall be entitled to exercise their rights under this
                  Section 2(a) once and only once.

                         (b) If the Requesting Holders intend to distribute the
                  Registrable Stock covered by their request by means of an underwritten offering, they shall so advise the Company as a part of their request pursuant to Section 2(a) above, and the Company shall include such information in the written notice referred to in clause (x) of Section 2(a) above. In such event, the Holder's right to include its Registrable Stock in such registration shall be conditioned upon such Holder's participation in such underwritten offering and the inclusion of such Holder's Registrable Stock in the underwritten offering to the extent provided in this Section 2. All Holders proposing to distribute Registrable Stock through such underwritten offering shall enter into an underwriting agreement in customary form with the underwriter or underwriters. Such underwriter or underwriters shall be selected by a majority in interest of the Requesting Holders and shall be approved by the Company, which approval shall not be unreasonably withheld; provided, that all of the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of such underwriters shall also be made to and for the benefit of such Holders and that any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreement shall be conditions precedent to the obligations of such Holders; and provided further, that no Holder shall be required to make any representations or warranties to or agreements with the Company or the underwriters other than representations, warranties or agreements regarding such Holder, the Registrable Stock of such Holder and such Holder's intended method of distribution and any other representation required by law or reasonably required by the underwriter.

                         (c) Notwithstanding any other provision of this Section
                  2 to the contrary, if the managing underwriter of an underwritten offering of the Registrable Stock requested to be registered pursuant to this Section 2 advises the Requesting Holders in writing that in its opinion marketing factors require a limitation of the number of shares to be underwritten, the Requesting Holders shall so advise all Holders of Registrable Stock that would otherwise be underwritten pursuant hereto, and the number of shares of Registrable Stock that may be included in such underwritten offering shall be allocated among all such Holders, including the Requesting Holders, in proportion (as nearly as practicable) to the amount of Registrable Stock requested to be included in such registration by each Holder at the time of filing the registration statement; provided, that in the event of such limitation of the number of shares of Registrable Stock to be underwritten, the Holders shall be entitled to an additional demand registration pursuant to this Section 2. If any Holder of Registrable Stock disapproves of the terms of the underwriting, such Holder may elect to withdraw by written notice to the Company, the managing underwriter and the Requesting Holders. The securities so withdrawn shall also be withdrawn from registration.

                         (d) The Company shall be obligated to effect and pay
                  for a total of only one (1) registration pursuant to this
                  Section 2, unless increased pursuant to Section 2(c) hereof; provided, that a registration requested pursuant to this
                  Section 2 shall not be deemed to have been effected for purposes of this Section 2(d), unless (i) it has been declared effective by the Commission, (ii) the offering of Registrable Stock pursuant to such registration is not subject to any stop order, injunction or other order or requirement of the Commission (other than any such action prompted by any act or omission of the Holders), and (iii) no limitation of the number of shares of Registrable Stock to be underwritten has been required pursuant to Section 2(c) hereof.

                  3. Obligations of the Company. Whenever required under Section 2 to use its best efforts to effect the registration of any Registrable Stock, the Company shall, as expeditiously as possible:

                         (a) prepare and file with the Commission, not later
                  than ninety (90) days after receipt of a request to file a registration statement with respect to such Registrable Stock, a registration statement on any form for which the Company then qualifies or which counsel for the Company shall deem appropriate and which form shall be available for the sale of such issue of Registrable Stock in accordance with the intended method of distribution thereof, and use its best efforts to cause such registration statement to become effective as promptly as practicable thereafter; provided that before filing a registration statement or prospectus or any amendments or supplements thereto, the Company will (i) furnish to one counsel selected by the Requesting Holders copies of all such documents proposed to be filed, and (ii) notify each such Holder of any stop order issued or threatened by the Commission and take all reasonable actions required to prevent the entry of such stop order or to remove it if entered;

                         (b) prepare and file with the Commission such
                  amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for a period of not less than one hundred twenty (120) days or such shorter period which will terminate when all Registrable Stock covered by such registration statement has been sold (but not before the expiration of the forty (40) or ninety (90) day period referred to in Section 4(3) of the 1933 Act and Rule 174 thereunder, if applicable), and comply with the provisions of the 1933 Act with respect to the disposition of all securities covered by such registration statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such registration statement;

                         (c) furnish to each Holder and any underwriter of
                  Registrable Stock to be included in a registration statement copies of such registration statement as filed and each amendment and supplement thereto (in each case including all exhibits thereto), the prospectus included in such registration statement (including each preliminary prospectus) and such other documents as such Holder may reasonably request in order to facilitate the disposition of the Registrable Stock owned by such Holder;

                         (d) use its best efforts to register or qualify such
                  Registrable Stock under such other securities or blue sky laws of such jurisdictions as any selling Holder or any underwriter of Registrable Stock reasonably requests, and do any and all other acts which may be reasonably necessary or advisable to enable such Holder to consummate the disposition in such jurisdictions of the Registrable Stock owned by such Holder; provided that the Company will not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 3(d) hereof, (ii) subject itself to taxation in any such jurisdiction, or (iii) consent to general service of process in any such jurisdiction;

                         (e) use its best efforts to cause the Registrable Stock
                  covered by such registration statement to be registered with or approved by such other governmental agencies or other authorities as may be necessary by virtue of the business and operations of the Company to enable the selling Holders thereof to consummate the disposition of such Registrable Stock;

                         (f) notify each selling Holder of such Registrable
                  Stock and any underwriter thereof, at any time when a prospectus relating thereto is required to be delivered under the 1933 Act (even if such time is after the period referred to in Section 3(b)), of the happening of any event as a result of which the prospectus included in such registration statement contains an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein in light of the circumstances being made not misleading, and prepare a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Stock, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein in light of the circumstances being made not misleading;

                         (g) make available for inspection by any selling
                  Holder, any underwriter participating in any disposition pursuant to such registration statement, and any attorney, accountant or other agent retained by any such seller or underwriter (collectively, the "Inspectors"), all financial and other records, pertinent corporate documents and properties of the Company (collectively, the "Records"), and cause the Company's officers, directors and employees to supply all information reasonably requested by any such Inspector, as shall be reasonably necessary to enable them to exercise their due diligence responsibility, in connection with such registration statement. Records or other information which the Company determines, in good faith, to be confidential and which it notifies the Inspectors are confidential shall not be disclosed by the Inspectors unless
                  (i) the disclosure of such Records or other information is necessary to avoid or correct a misstatement or omission in the registration statement, or (ii) the release of such Records or other information is ordered pursuant to a subpoena or other order from a court of competent jurisdiction. Each selling Holder shall, upon learning that disclosure of such Records or other information is sought in a court of competent jurisdiction, give notice to the Company and allow the Company, at the Company's expense, to undertake appropriate action to prevent disclosure of the Records or other information deemed confidential;

                         (h) furnish, at the request of any Requesting Holder,
                  on the date that such shares of Registrable Stock are delivered to the underwriters for sale pursuant to such registration or, if such Registrable Stock is not being sold through underwriters, on the date that the registration statement with respect to such shares of Registrable Stock becomes effective, (1) a signed opinion, dated such date, of the legal counsel representing the Company for the purposes of such registration, addressed to the underwriters, if any, and if such Registrable Stock is not being sold through underwriters, then to the Requesting Holders as to such matters as such underwriters or the Requesting Holders, as the case may be, may reasonably request and as would be customary in such a transaction; and (2) a letter dated such date, from the independent certified public accountants of the Company, addressed to the underwriters, if any, and if such Registrable Stock is not being sold through underwriters, then to the Requesting Holders and, if such accountants refuse to deliver such letter to such Holder, then to the Company (i) stating that they are independent certified public accountants within the meaning of the 1933 Act and that, in the opinion of such accountants, the financial statements and other financial data of the Company included in the registration statement or the prospectus, or any amendment or supplement thereto, comply as to form in all material respects with the applicable accounting requirements of the 1933 Act, and (ii) covering such other financial matters (including information as to the period ending not more than five (5) business days prior to the date of such letter) with respect to the registration in respect of which such letter is being given as the Requesting Holders may reasonably request and as would be customary in such a transaction;

                         (i) enter into customary agreements (including if the
                  method of distribution is by means of an underwriting, an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of the Registrable Stock to be so included in the registration statement;

                         (j) otherwise use its best efforts to comply with all
                  applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, but not later than eighteen (18) months after the effective date of the registration statement, an earnings statement covering the period of at least twelve (12) months beginning with the first full month after the effective date of such registration statement, which earnings statements shall satisfy the provisions of Section 11(a) of the 1933 Act; and

                         (k) use its best efforts to cause all such Registrable
                  Stock to be listed on the New York Stock Exchange and/or any other securities exchange on which similar securities issued by the Company are then listed, or traded on the National Association of Securities Dealers Automated Quotations System, if such listing or trading is then permitted under the rules of such exchange or system, respectively.

                  The Company may require each selling Holder of Registrable Stock as to which any registration is being effected to furnish to the Company such information regarding the distribution of such Registrable Stock as the Company may from time to time reasonably request in writing.

                  Each Holder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 3(f) hereof, such Holder will forthwith discontinue disposition of Registrable Stock pursuant to the registration statement covering such Registrable Stock until such Holder's receipt of the copies of the supplemented or amended prospectus contemplated by Section 3(f) hereof, and, if so directed by the Company, such Holder will deliver to the Company (at the Company's expense) all copies, other than permanent file copies then in such Holder's possession, of the prospectus covering such Registrable Stock current at the time of receipt of such notice. In the event the Company shall give any such notice, the Company shall extend the period during which such registration statement shall be maintained effective pursuant to this Agreement (including the period referred to in Section 3(b)) by the number of days during the period from and including the date of the giving of such notice pursuant to Section 3(f) hereof to and including the date when each selling Holder of Registrable Stock covered by such registration statement shall have received the copies of the supplemented or amended prospectus contemplated by Section 3(f) hereof.

                  4. Piggyback Registration. If, at any time on or before May 1, 2004 (the "Expiration Date"), the Company determines that it shall file a registration statement under the 1933 Act (other than (i) a registration statement on a Form S-4 or S-8 or filed in connection with an exchange offer, or
(ii) an offering of securities solely to the Company's existing stockholders on any form that would also permit the registration of the Registrable Stock, the Company shall promptly give each Holder written notice of such determination setting forth the date on which the Company proposes to file such registration statement, which date shall be no earlier than forty (40) days from the date of such notice, and advising each Holder of its right to have Registrable Stock included in such registration. Upon the written request of any Holder received by the Company no later than twenty (20) days after the date of the Company's notice, the Company shall use its best efforts to cause to be registered under the 1933 Act all of the Registrable Stock that each such Holder has so requested to be registered. If, in the written opinion of the managing underwriter or underwriters (or, in the case of a non-underwritten offering, in the written opinion of the placement agent, or if there is none, the Company), the total amount of such securities to be so registered, including such Registrable Stock, will exceed the maximum amount of the Company's securities which can be marketed
(i) at a price reasonably related to the then current market value of such securities, or (ii) without otherwise materially and adversely affecting the entire offering, then the amount of Registrable Stock to be offered for the accounts of Holders shall be reduced pro rata to the extent necessary to reduce the total amount of securities to be included in such offering to the recommended amount; provided, that if securities are being offered for the account of other Persons as well as the Company, such reduction shall not represent a greater fraction of the number of securities intended to be offered by Holders than the fraction of similar reductions imposed on such other Persons other than the Company over the amount of securities they intended to offer.

                  5. Holdback Agreement - Restrictions on Public Sale by Holder.
                     ----------------------------------------------------------

                         (a) To the extent not inconsistent with applicable law,
                  each Holder whose Registrable Stock is included in a registration statement agrees not to effect any public sale or distribution of the issue being registered or a similar security of the Company, or any securities convertible into or exchangeable or exercisable for such securities, including a sale pursuant to Rule 144 under the 1933 Act, during the fourteen (14) days prior to, and during the ninety (90) day period beginning on, the effective date of such registration statement (except as part of the registration), if and to the extent requested by the Company in the case of a non-underwritten public offering or if and to the extent requested by the managing underwriter or underwriters in the case of an underwritten public offering.

                         (b) Restrictions on Public Sale by the Company and
                  Others. The Company agrees (i) not to effect any public sale or distribution of any securities similar to those being registered, or any securities convertible into or exchangeable or exercisable for such securities, during the fourteen (14) days prior to, and during the ninety (90) day period beginning on, the effective date of any registration statement in which Holders are participating (except as part of such registration), if and to the extent requested by the Holders in the case of a non-underwritten public offering or if and to the extent requested by the managing underwriter or underwriters in the case of an underwritten public offering; and (ii) that any agreement entered into after the date of this Agreement pursuant to which the Company issues or agrees to issue any securities convertible into or exchangeable or exercisable for such securities (other than pursuant to an effective registration statement) shall contain a provision under which holders of such securities agree not to effect any public sale or distribution of any such securities during the periods described in (i) above, in each case including a sale pursuant to Rule 144 under the 1933 Act.

                  6. Expenses of Registration. All expenses incurred in connection with each registration pursuant to Sections 2 and 4 of this Agreement, excluding underwriters' discounts and commissions, but including, without limitation, all registration, filing and qualification fees, word processing, duplicating, printers' and accounting fees (including the expenses of any special audits or "cold comfort" letters required by or incident to such performance and compliance), exchange listing fees or National Association of Securities Dealers fees, messenger and delivery expenses, all fees and expenses of complying with securities or blue sky laws, fees and disbursements of counsel for the Company, and the reasonable fees and disbursements of one (1) counsel for the selling Holders shall be paid by the Company. The selling Holders shall bear and pay the underwriting commissions and discounts applicable to the Registrable Stock offered for their account in connection with any registrations, filings and qualifications made pursuant to this Agreement.

                  7.     Indemnification and Contribution.

                         (a) Indemnification by the Company. The Company agrees
                  to indemnify, to the full extent permitted by law, each Holder, its officers, directors and agents and each Person who controls such Holder (within the meaning of the 1933 Act) against all losses, claims, damages, liabilities and expenses caused by any untrue or alleged untrue statement of material fact contained in any registration statement, prospectus or preliminary prospectus or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement therein (in case of a prospectus or preliminary prospectus, in the light of the circumstances under which they were made) not misleading. The Company will also indemnify any underwriters of the Registrable Stock, their officers and directors and each Person who controls such underwriters (within the meaning of the 1933 Act) to the same extent as provided above with respect to the indemnification of the selling Holders.

                         (b) Indemnification by Holders. In connection with any
                  registration statement in which a Holder is participating, each such Holder will furnish to the Company in writing such information with respect to such Holder as the Company reasonably requests for use in connection with any such registration statement or prospectus and agrees to indemnify, to the extent permitted by law, the Company, its directors and officers and each Person who controls the

                  Company (within the meaning of the 1933 Act) against any losses, claims, damages, liabilities and expenses resulting from any untrue or alleged untrue statement of material fact or any omission or alleged omission of a material fact required to be stated in the registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or necessary to make the statements therein (in the case of a prospectus or preliminary prospectus, in the light of the circumstances under which they were made) not misleading, to the extent, but only to the extent, that such untrue statement or omission is contained in any information with respect to such Holder so furnished in writing by such Holder. Notwithstanding the foregoing, the liability of each such Holder under this Section 7(b) shall be limited to an amount equal to the initial public offering price of the Registrable Stock sold by such Holder, unless such liability arises out of or is based on willful misconduct of such Holder.

                         (c) Conduct of Indemnification Proceedings. Any Person
                  entitled to indemnification hereunder agrees to give prompt written notice to the indemnifying party after the receipt by such Person of any written notice of the commencement of any action, suit, proceeding or investigation or threat thereof made in writing for which such Person will claim indemnification or contribution pursuant to this Agreement and, unless in the reasonable judgment of such indemnified party, a conflict of interest may exist between such indemnified party and the indemnifying party with respect to such claim, permit the indemnifying party to assume the defense of such claims with counsel reasonably satisfactory to such indemnified party. Whether or not such defense is assumed by the indemnifying party, the indemnifying party will not be subject to any liability for any settlement made without its consent (but such consent will not be unreasonably withheld). Failure by such Person to provide said notice to the indemnifying party shall itself not create liability except to the extent of any injury caused thereby. No indemnifying party will consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such claim or litigation. If the indemnifying party is not entitled to, or elects not to, assume the defense of a claim, it will not be obligated to pay the fees and expenses of more than one (1) counsel with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other such indemnified parties with respect to such claim, in which event the indemnifying party shall be obligated to pay the fees and expenses of such additional counsel or counsels.

                         (d) Contribution. If for any reason the indemnity
                  provided for in this Section 7 is unavailable to, or is insufficient to hold harmless, an indemnified party, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities or expenses (i) in such proportion as is appropriate to reflect the relative benefits received by the indemnifying party on the one hand and the indemnified party on the other, or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, or provides a lesser sum to the indemnified party than the amount hereinafter calculated, in such proportion as is appropriate to reflect not only the relative benefits received by the indemnifying party on the one hand and the indemnified party on the other but also the relative fault of the indemnifying party and the indemnified party as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified parties shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such indemnifying party or indemnified parties; and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in Section 7(c), any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding.

                         The parties hereto agree that it would not be just and
                  equitable if contribution pursuant to this Section 7 (d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

                         If indemnification is available under this Section 7,
                  the indemnifying parties shall indemnify each indemnified party to the full extent provided in Sections 7(a) and (b) without regard to the relative fault of said indemnifying party or indemnified party or any other equitable consideration provided for in this Section 7.

                  8. Participation in Underwritten Registrations. No Holder may participate in any underwritten registration hereunder unless such Holder (a) agrees to sell such Holder's securities on the basis provided in any underwriting arrangements approved by the Holders entitled hereunder to approve such arrangements, and (b) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements.

                  9. Rule 144. The Company covenants that it will file the reports required to be filed by it under the 1933 Act and the Securities Exchange Act of 1934, as amended, and the rules and regulations adopted by the Commission thereunder; and it will take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Stock without registration under the 1933 Act within the limitation of the exemptions provided by (a) Rule 144 under the 1933 Act, as such Rule may be amended from time to time, or (b) any similar rule or regulation hereafter adopted by the Commission. Upon the request of any Holder, the Company will deliver to such Holder a written statement as to whether it has complied with such requirements.

                  10. Transfer of Registration Rights. The registration rights of any Holder under this Agreement with respect to any Registerable Stock may be transferred to any transferee of such Registrable Stock; provided that such transfer may otherwise be effected in accordance with applicable securities laws; provided further, that the transferring Holder shall give the Company written notice at or prior to the time of such transfer stating the name and address of the transferee and identifying the securities with respect to which the rights under this Agreement are being transferred; provided further, that such transferee shall agree in writing, in form and substance satisfactory to the Company, to be bound as a Holder by the provisions of this Agreement; and provided further, that such assignment shall be effective only if immediately following such transfer the further disposition of such securities by such transferee is restricted under the 1933 Act. Except as set forth in this Section 10, no transfer of Registrable Stock shall cause such Registrable Stock to lose such status.

                  11. Miscellaneous.
                      -------------

                         (a) No Inconsistent Agreements. The Company will not
                  hereafter enter into any agreement with respect to its securities which is inconsistent with the rights granted to the Holders in this Agreement.

                         (b) Remedies. Each Holder, in addition to being
                  entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Agreement and hereby agrees to waive (to the extent permitted by law) the defense in any action for specific performance that a remedy of law would be adequate.

                         (c) Amendments and Waivers. The provisions of this
                  Agreement may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given unless the Company has obtained the written consent of the Holders of at least a majority of the Registrable Stock then outstanding affected by such amendment, modification, supplement, waiver or departure.

                         (d) Successors and Assigns. Except as otherwise
                  expressly provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

                         (e) Governing Law. This Agreement shall be governed by
                  and construed in accordance with the internal laws of the State of New York applicable to contracts made and to be performed wholly within that state, without regard to the conflict of law rules thereof.

                         (f) Counterparts. This Agreement may be executed in two
                  or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                         (g) Headings. The headings in this Agreement are used
                  for convenience of reference only and are not to be considered in construing or interpreting this Agreement.

                         (h) Notices. Any notice required or permitted under
                  this Agreement shall be given in writing and shall be delivered in person or by telecopy or by overnight courier guaranteeing no later than second business day delivery, directed to (i) the Company at the address set forth below its signature hereof or (ii) to a Holder at the address therefor as set forth in the Company's records. Any party may change its address for notice by giving ten (10) days advance written notice to the other parties. Every notice or other communication hereunder shall be deemed to have been duly given or served on the date on which personally delivered, or on the date actually received, if sent by telecopy or overnight courier service, with receipt acknowledged.

                         (i) Severability. In the event that any one or more of
                  the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be in any way impaired thereby, it being intended that all of the rights and privileges of the Holders shall be enforceable to the fullest extent permitted by law.

                         (j) Entire Agreement. This Agreement is intended by the
                  parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, warranties or undertakings other than those set forth or referred to herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

                         (k) Enforceability. This Agreement shall remain in full
                  force and effect notwithstanding any breach or purported breach of, or relating to, the Purchase Agreement.

                  IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                           SYNERGISTIC HOLDINGS CORP.


                           By: /s/ Salvatore Crimi
                               ------------------------------------------------
                                   Name:   Salvatore Crimi
                                   Title:  Chairman and Chief Executive Officer


                           MEADOWS MANAGEMENT, LLC


                           By: /s/ Robert Cohen
                               ------------------------------------------------
                                   Name:   Robert Cohen, O.D.
                                   Title:  Managing Member

                                   Exhibit "C"

            PARTIAL ASSIGNMENT AND ASSUMPTION OF SUBSCRIPTION RIGHTS

        KNOW THAT, MEADOWS MANAGEMENT, LLC, a New York liability company with an address at 1500 Hempstead Turnpike, East Meadow, New York ("Assignor") in consideration of Twelve Thousand Five Hundred and 00/100 ($12,500.00) Dollars paid GUARDIAN ANGEL MANAGEMENT, LTD., a New York corporation with an address at 147 Red Poll Circle, North Hills, New York ("Assignee"), hereby assigns unto the Assignee, its right, title and interest to acquire 12,500 shares of Series C Preferred Stock (the "Stock") of Synergistic Holdings Corp., a Delaware corporation (the "Company") pursuant to a certain Subscription Agreement dated as of June 2, 1997 by and between the Company and Assignor (the "Subscription Agreement").

        The Assignee hereby specifically assume all obligations set forth in the Subscription Agreement to the extent that such obligations apply to the Stock and specifically makes all representations and warranties of Assignor to the Company set forth in the Subscription Agreement as if the same were set forth herein at length.

        IN WITNESS WHEREOF, the Assignor and Assignee have duly executed this Assignment as of June 2, 1997.

                                        ASSIGNOR:

                                        MEADOWS MANAGEMENT, LLC

                                        By: /s/ Robert Cohen
                                            ----------------------------------
                                                Robert Cohen, O.D.

                                        ASSIGNEE:

                                        GUARDIAN ANGEL MANAGEMENT, LTD.

                                        By: /s/ Jonathan Pratt
                                            ----------------------------------
                                                Jonathan Pratt, President

                                   Exhibit "D"

                             JOINT FILING AGREEMENT


        This Joint Filing Agreement, made as of this 13th day of June 1997 by and among Meadows Management, LLC, a New York limited liability company, Guardian Angel Management, LTD, a New York corporation, Robert Cohen, an individual, Alan Cohen, an individual and Jonathan Pratt, an individual.

        Meadows Management, LLC, Guardian Angel Management, LTD, Robert Cohen, Alan Cohen, and Jonathan Pratt each agree to file one statement on Schedule 13D on behalf of each of them pursuant to Rule 13d-2(f) promulgated under the Securities Exchange Act of 1934, as amended.


                                        MEADOWS MANAGEMENT, LLC


                                        By: /s/ Robert Cohen
                                        ------------------------------------
                                             Name:      Robert Cohen, O.D.
                                             Title:     Managing Member


                                        GUARDIAN ANGEL MANAGEMENT, LTD


                                        By: /s/ Jonathan Pratt
                                        ------------------------------------
                                             Name:      Jonathan Pratt
                                             Title:     President and CEO


                                        /s/ Robert Cohen
                                        ------------------------------------
                                        Robert Cohen, O.D.

                                        /s/ Alan Cohen
                                        ------------------------------------
                                        Alan Cohen, O.D.

                                        /s/ Jonathan Pratt
                                        ------------------------------------
                                        Jonathan Pratt